UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
Under the Securities Exchange Act of 1934

SAMDREW IV, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-51679	03-0562653
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

c/o Lazar Levine & Felix LLP 350 Fifth Avenue
New York, NY	10118

(Address of Principal Executive Offices)	(Zip Code)

(212) 736-1900
Registrant’s Telephone Number, Including International Code and Area Code

(Former name or former address, if changed since last report)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1
NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

August 1, 2008

This Information Statement is being furnished to holders of record of the common stock, par value US$0.0001 per share (“Common Stock”), of Samdrew IV, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in connection with this Information Statement. Proxies are not being solicited, and you are not requested to send the company a proxy.  You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

We intend to enter into a Share Exchange Agreement (the “Share Exchange Agreement”) with Octavian International Limited, a privately-held corporation incorporated under the laws of England and Wales (“Octavian”) and the shareholders of Octavian, which contemplates a change in control of the Company (the “Share Exchange”), and pursuant to which, among other things, Octavian will become our wholly-owned subsidiary.  In connection with the Share Exchange, we would issue to all holders of Ordinary Shares of Octavian, par value GBP 1.00 per share (the “Octavian Ordinary Shares”), shares of our common stock, par value US$0.0001 per share (the “Common Stock”) in exchange for their Octavian Ordinary Shares.  Prior to or concurrent with the consummation of the Share Exchange, we also intend to repurchase all 300,000 shares of our Common Stock currently issued and outstanding from our two existing stockholders (the “Repurchase”). We also intend to close the Private Placement (defined hereafter) concurrent with the consummation of the Share Exchange. The existing security holders of Octavian would own shares of our Common Stock, collectively constituting 100 percent of our issued and outstanding capital stock immediately after the closing of the Repurchase and the Share Exchange, but prior to the closing of the Private Placement.

Concurrent with the closing of the Share Exchange, we intend to enter into a repurchase agreement (the “Repurchase Agreement”) with our two existing stockholders, who together constitute our only stockholders, pursuant to which we would repurchase all 300,000 shares of Common Stock owned by them representing all of our issued and outstanding Common Stock for an aggregate purchase price of US$100,000.

Concurrent with the closing of the Share Exchange, we expect to enter into a purchase agreement (the “Purchase Agreement”) with certain accredited investors and to close a private placement offering pursuant to which we expect to raise gross proceeds of US$20 million through the sale of securities. We expect that Austrian Gaming Industries GmBH, our principal supplier of casino gaming machines and the anticipated owner of 35 percent of Octavian’s outstanding Ordinary Shares immediately prior to the consummation of the proposed Share Exchange, will contribute US$5 million of the gross proceeds to be raised in the Private Placement, subject to a number of conditions related to receipt of US$15 million in an escrow account in accordance with the Purchase Agreement and repayment by Octavian of a debt owed to eBet Limited, an Australian company (“eBet”).

The securities to be issued in the Private Placement will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.  This Information Statement does not constitute an offer to sell these securities nor is it a solicitation of an offer to purchase these securities.

Upon the closing of the Repurchase, the Share Exchange and the Private Placement, we would experience a change in control, the Company will cease being a shell company and Octavian would become our wholly-owned subsidiary.

Shortly after the completion of the Share Exchange, we plan to effect a short-form merger, which does not require a shareholder vote to effect, pursuant to which Octavian Global Technologies, Inc., a Delaware subsidiary wholly owned by Samdrew IV, Inc., which has no operations or assets (“Octavian Global Sub”) would be merged with and into the Company, with the Company being the surviving corporation, and, as a result of this merger transaction, we would change our name to Octavian Global Technologies, Inc.

Additionally, in connection with the Share Exchange, under the terms of the proposed Share Exchange Agreement we would experience a change in a majority of our Board of Directors.

We have not entered into any binding or enforceable agreements with respect to the Repurchase, the Share Exchange or the Private Placement, and no such agreements are expected to be executed until the completion of the transactions.  Accordingly, there is no assurance that the Repurchase, the Share Exchange or the Private Placement will occur, or that the anticipated terms of these transactions, which are described in this Information Statement, will not change materially prior to any completion of these transactions.

Please read this Information Statement carefully. It describes the terms of the Repurchase, the Share Exchange and the Private Placement, and contains certain biographical and other information concerning the persons who are anticipated to serve as our executive officers and directors after completion of these transactions. The terms of the Repurchase, the Share Exchange and the Private Placement, along with the related matters described above and elsewhere in this Information Statement are only summaries of the currently anticipated terms thereof and are subject to change. Upon the consummation of the above-described transactions, we expect to file a Current Report on Form 8-K to disclose our entering into the Repurchase Agreement, the Share Exchange Agreement and the Purchase Agreement and the consummation of the transactions relating thereto.  All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Share Exchange, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Repurchase, the Share Exchange and/or the Private Placement not to be consummated or may cause the actual terms, consequences of one or more of these transactions and related events and transactions to be materially different from those described in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the Company’s stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of stockholders) in connection with transactions such as the Share Exchange.  Accordingly, the closing of the Share Exchange and the resulting change in a majority of our directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first delivered to the Company’s stockholders of record on or about August 1, 2008.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE SHARE EXCHANGE OR SOLD IN THE PRIVATE PLACEMENT DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

We intend to enter into the Share Exchange Agreement with Octavian and its shareholders, the terms of which provide for a change in control of the Company (which we refer to above and throughout this Information Statement as the “Share Exchange”) and also to consummate the Share Exchange.  Pursuant to the proposed terms of the Share Exchange Agreement with Octavian, among other things, Octavian will become our wholly-owned subsidiary. Additionally, the security holders of Octavian collectively would exchange their Ordinary Shares of Octavian, par value GBP1.00 per share (the “Octavian Ordinary Shares”), for shares of our Common Stock. The existing security holders of Octavian would own shares of our Common Stock, collectively constituting 100 percent of our issued and outstanding capital stock immediately after the consummation of the Repurchase and the Share Exchange, but prior to the consummation of the Private Placement.

In addition, concurrent with or immediately prior to, and as a condition of, the consummation of the Share Exchange, the Company intends to repurchase all 300,000 shares of Common Stock issued and outstanding immediately prior to the consummation of the Share Exchange for an aggregate purchase price of US$100,000. The US$100,000 of funds payable in connection with the Repurchase is expected to be provided by Lilac Advisors LLC (“Lilac”), in connection with the Share Exchange. Octavian would repay Lilac for this advance through the issuance of stock in Octavian.

Furthermore, it would be a condition of the closing of the Share Exchange that the Company closes the Private Placement, raising gross proceeds of not less than US$20 million. The closing of the Share Exchange would similarly be a condition for the closing of the Private Placement.

As a requirement of the Share Exchange, immediately after the consummation thereof, our two existing directors, Melvin F. Lazar and Kenneth Rind, would appoint the three members of the board of directors of Octavian as our new members of the Board of Directors, and both would thereupon resign as directors of the Company. The appointment of Octavian’s directors to our Board of Directors and the resignations of Messrs. Lazar and Rind would result in a change in a majority of our Board.

Upon the consummation of the Share Exchange, we would experience a change in control, would cease being a shell company and Octavian would become our wholly-owned subsidiary.  Shortly after the completion of the Share Exchange we would effect a short-form merger pursuant to which Octavian Global Sub would be merged with and into the Company, with the Company being the surviving corporation, and in connection with such merger we would change our name to Octavian Global Technologies, Inc.

VOTING SECURITIES

As of July 31, 2008, we had 300,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of July 31, 2008

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)

Melvin F. Lazar 350 Fifth Avenue New York, NY 10018	Common Stock	150,000 Shares	50%

Kenneth Rind 853 Camino Del Mar, Suite 100 Del Mar, CA 92014	Common Stock	150,000 Shares	50%

All directors and executive officers as a group (2 persons)	Common Stock	300,000 Shares	100%
______________________________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of Common Stock subject to options or warrants anticipated to be exercisable or convertible at or within 60 days of July 31, 2008 are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

(2)	Based upon 300,000 shares of Common Stock issued and outstanding as of July 31, 2008.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of our Common Stock by (i) each person who we anticipate being a beneficial owner of more than five percent (5%) of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our anticipated executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o Octavian International Limited, Bury House, 1-3 Bury Street, Guildford, Surrey, GU2 4AW, United Kingdom.

The following information is presented on a forward-looking basis assuming the consummation of the Repurchase, the Share Exchange and the Private Placement, on the anticipated terms of the Repurchase Agreement, the Share Exchange Agreement and the Private Placement, respectively.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (2)
5% Stockholders:

Ziria Enterprises Limited (3)	Common Stock	3,494,000		47.1%
Austrian Gaming Industries GmbH (4)	Common Stock	4,888,936	(5)	48.1%
Lilac Advisor, LLC	Common Stock	492,000		6.6%
Management:

Harmen Brenninkmeijer (6)	Common Stock	3,494,000		47.1%
Peter Moffitt	Common Stock	—		*
Peter Brenninkmeijer	Common Stock	—		*
All executive officers and directors as a group (3 persons)	Common Stock	3,494,000		47.1%
___________________________

* Less than 1%

(1)
Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Share Exchange are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Based upon 13,874,936 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Share Exchange, the Repurchase and the Private Placement.

(3)
Ziria Enterprises Limited is a corporation formed and existing under the laws of Cyprus. Harmen Brenninkmeijer, Octavian’s Chief Executive Officer and a director, indirectly owns 100 percent of the outstanding equity interests of Ziria Enterprises Limited, as a result of his ownership of 100 percent of the outstanding equity interests of Balaton Holding Ltd., a corporation formed and existing under the laws of the British Virgin Islands, which owns 100 percent of the outstanding equity interests of Ziria Enterprises.

(4)	Austrian Gaming Industries GmbH is 100% owned by Novomatic AG Holding, an Austrian public company.

(5)
Includes (i) 2,469,581 shares outstanding (ii) shares issuable upon conversion of a $5 million convertible debenture which AGI has agreed to purchase into common stock at the rate of $3.10 per share, or 1,612,903 shares and (iii) shares issuable upon exercise of warrants which AGI has agreed to purchase for 806,452 shares of common stock.

(6)	Brian Daly has voting and investment control of the securities helf by Lilac Advisors, LLC. Mr. Daly disclaims beneficial ownership of the shares held by Lilac Advisors, LLC.

(7)	All of the shares of common stock owned by Mr. Harmen Brenninkmeijer are held of record by Ziria Enterprises Limited. See footnote 3 above.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth the respective names, ages and positions of our current directors and executive officers.  There are no understandings pursuant to which our current directors were elected.

Name	Age	Position

Melvin F. Lazar	69	President, Chief Executive Officer, Chief Financial Officer, Secretary and a Director
Kenneth Rind	72	Director

  Melvin F. Lazar has served as a director of the Company since July 2, 2008, as Chief Executive Officer and Chief Financial Officer of the Company since February 17, 2006 and as President and Secretary since July 2, 2008. Mr. Lazar, CPA, ABV, is a Certified Public Accountant (New York State). He founded Lazar Levine & Felix LLP, an accounting firm, where he was the Managing Partner for 33 years. Mr. Lazar received a Bachelor of Business Administration degree from The City College of New York (Baruch) in 1960. He has been licensed in the State of New York as a Certified Public Accountant since 1964 and received his accreditation in Business Valuation from the American Institute of Certified Public Accountants in 1998. Mr. Lazar is a board member and Chairman of the Audit Committee of Enzo Biochem, Inc. and Arbor Realty Trust, Inc., each of which is a New York Stock Exchange-listed company. Mr. Lazar also serves as President, Chief Executive Officer, Chief Financial Officer, Secretary and director of Samdrew V, Inc., and Chief Executive Officer and Chief Financial Officer of Samdrew VI, Inc., Samdrew VII, Inc., Samdrew VIII, Inc. and Samdrew IX, Inc., all of which are blank check, non-trading, publicly-reporting shell companies.

Kenneth Rind has served as a director of the Company since July 2, 2008. Mr. Rind is currently a Senior Advisor at Caris & Company, a financial services firm. He has served in this position since June of 2007. Prior to joining Caris & Company, from June 1998 to June 2007, Mr. Rind was a General Partner at Israel Infinity Venture Capital Fund, a venture capital management company that he co-founded. Mr. Rind received a B.A. degree in chemistry from Cornell University in 1956. He received a Ph.D. in nuclear chemistry from Columbia University in 1961. Mr. Rind also serves as director of Samdrew V, Inc., a blank check, non-trading, publicly-reporting shell company.

Significant Employees

As of the date of this report, we have no employees.

Family Relationships

None.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Upon the consummation of the Share Exchange, we would make the following changes to our Board of Directors and executive officers:

●
Immediately after the consummation of the Share Exchange, we would increase the size of our Board of Directors from two to five, and Melvin F. Lazar and Kenneth Rind, our current directors, would appoint Harmen Brenninkmeijer, Peter Moffitt, and Peter Brenninkmeijer, as directors of the Company, of which no directors will be non-employee directors. After such new directors are appointed, Messrs. Lazar and Rind would resign as members of our Board of Directors.

●
Mr. Lazar would resign as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company and our Board of Directors would appoint all of the current executive officers of Octavian to serve in the same positions with the Company in which they serve with Octavian.

The following table sets forth the respective names, ages and positions of our anticipated directors, executive officers and key employees on a forward-looking basis assuming the Share Exchange is consummated. All of the directors identified below will be elected to the Board of Directors immediately after the consummation of the Share Exchange.

Names of Anticipated Officers and Directors	Age	Position

Harmen Brenninkmeijer	43	Chief Executive Officer and Chairman of the Board of Directors
Peter Moffitt	55	President and Director
Peter Brenninkmeijer	42	Chief Financial Officer and Director

Anticipated Executive Officers and Directors

Harmen Brenninkmeijer has been the Chief Executive Officer and a member of the Board of Octavian since he founded Octavian in September 2001, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Share Exchange.  Mr. Harmen Brenninkmeijer also served as the President and owner of Xanadu Entertainment Ltd., from 2000 to March 2007. Mr. Brenninkmeijer began his career in 1991 with Mikohn Gaming Corp. (now called Progressive Gaming International Corporation), a supplier of integrated casino management solutions. In 1994, he founded the European Gaming Organisation, a trade group for European-based gaming manufacturers.  In 1997, he established Avalon Casino Management CV. Mr. Brenninkmeijer served with Avalon Casino through 1999 and formed the casino division which operated several casino properties including the Playboy Casino in Rhodes, Greece.  In 2000 Mr. Brenninkmeijer opened a Novomatic machine distributorship in Russia, which he subsequently contributed to Octavian. He graduated in 1987 with a Business Degree from the InterManagement School in The Hague, The Netherlands. Mr. Harmen Brenninkmeijer and Mr. Peter Brenninkmeijer are brothers.

Peter Moffitt has been President and a Director of Octavian since February 2008, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Share Exchange. Prior to joining Octavian, Mr. Moffitt was employed by the Unicum Group of Companies, a gaming company located in Russia, from May 2004 to February 2008. At Unicum Mr. Moffitt was Chief Technology Officer from May 2004 to February 2008 and Vice President (Product Development) from January 2007 to February 2008.  Prior to that, from December 2002 through May 2004, Mr. Moffitt was the President and owner of Moffitt Consulting Pty. Ltd., a technology consulting company incorporated in Australia. From April 1991 to December 2002, Mr. Moffitt was Chief Executive Officer and Chief Technology Officer of Bounty Ltd., an Australian gaming developer that he founded; concurrently he was Managing Director and Chief Technology Consultant at Odyssey Gaming Technology, also located in Australia. Mr. Moffitt earned a BSc (Computer Sciences) in 1987 and an MSc (Computer Sciences) in 1989 from California State University in Long Beach. He also received an MBA from Loyola Marymount University in Los Angeles in 1990.

Peter Brenninkmeijer has been the Chief Financial Officer and a Director of Octavian since March 1, 2007, and it is anticipated that he will hold the same positions with the Company immediately after the consummation of the Share Exchange. Prior to joining Octavian, from September 2005 through February 2007 he was the Financial Director of the Xanadu group of companies, a casino developer. From February 2001 through August 2005, Mr. Peter Brenninkmeijer was the Chief Financial Officer for Perot Systems Netherlands BV, a provider of information technology services located in Amersfoort, Netherlands. From 1996 to 2001, Peter worked for Mikohn Europe BV (now called Progressive Gaming International Corporation) where his responsibilities included opening Mikohn’s European office. He earned a Higher Business Administration Diploma in Accounting in 1989 from HEAO Leeuwarden, in the Netherlands. Mr. Harmen Brenninkmeijer and Mr. Peter Brenninkmeijer are brothers.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.

Given our lack of operations to date, our Board of Directors believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of the audit committee for our company.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates. Our Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation, or consideration of candidates recommended by stockholders is necessary at this time, due to the lack of operations and the fact that we have not received any stockholder recommendations in the past.

After the consummation of the Share Exchange and our acquisition of Octavian’s business, assuming that the Share Exchange is consummated, the proposed directors expect to create one or more of such committees and/or policies as they determine to be advisable, provided that the Board of Directors will be required to have audit and compensation committees when, and if, our shares of Common Stock commence trading on the Nasdaq Capital or Global Market or on a national securities exchange such as the American Stock Exchange.

Code of Ethics

Due to the limited scope of our current operations, the Company has not yet adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. However, upon the completion of the Share Exchange, if such transaction is completed, we intend to adopt a formal Code of Business Conduct and Ethics.

Board Meetings

During our last fiscal year, our board of directors had no meetings. All proceedings of the Board of Directors were conducted by written consent.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Director Independence

At this time, the Company is not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have any independent directors or to have an audit committee comprised of independent directors. Our board of directors believes that the director independence requirements of the SEC provide the appropriate standard for assessing director independence, and our board of directors uses these requirements in assessing the independence of each of its members. Our board of directors has determined that none of our directors are “independent,” because each of them otherwise is affiliated with the Company as a stockholder.

Our board of directors has not yet made a determination regarding the independence of the anticipated directors.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual meeting of stockholders or until removed from office.

Shareholder Communications

Shareholder communications may be sent to our board of directors by mail addressed to: Board of Directors, Samdrew IV, Inc., c/o Lazar Levine & Felix LLP, 350 Fifth Avenue, New York, NY 10118. After the consummation of the Share Exchange and our acquisition of Octavian’s business, we anticipate that the new Board of Directors will adopt a similar policy.

Additional Information

You may request a copy of our Annual Report on Form 10-KSB for the year ended December 31, 2007, our Quarterly Report on Form 10-Q for the period ended March 31, 2008, or this Information Statement, by writing to our Corporate Secretary at Samdrew IV, Inc., c/o Lazar Levine & Felix LLP, 350 Fifth Avenue, New York, NY 10118. Copies of the documents mentioned above also may be found on the SEC’s EDGAR database at www.sec.gov.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10 percent of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2007 and written representations that no other reports were required, the Company believes that the following persons who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10 percent of Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis
Melvin F. Lazar	1	1

EXECUTIVE COMPENSATION

Compensation of Company Executive Officers and Directors

Summary Compensation Table

The following table sets forth the compensation earned for services rendered to the Company for the two most recently completed years by our Principal Executive Officer. During our fiscal year ended December 31, 2007, we did not have any executive officers whose total compensation exceeded US$100,000.

Name and Position	Year	Total Compensation
David N. Feldman, President and Secretary (1)	2007 2006	None None

(1)	Mr. Feldman resigned as a director, President, and Secretary of the Company on July 2, 2008.

Director Compensation

We do not currently pay any cash fees to our directors, but we pay their expenses in attending board meetings. During the year ended December 31, 2007 no director expenses were reimbursed. The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Employment Agreements

The Company is not a party to any employment or compensation agreements. There are no unexercised options, stock that has not vested, or equity incentive plan awards for our current officers. We have no retirement or similar plans or arrangements for our current officers. We have not entered into any contracts or arrangements with our officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with the Company or from a change-in-control of the Company or a change of in their responsibilities following a change-in-control.

Compensation of Octavian Executive Officers and Directors

Summary Compensation Table

In connection with the consummation of the Share Exchange, we anticipate that Octavian’s current executive officers will become executive officers of the Company.  The following table sets forth the compensation earned for services rendered to Octavian for the two most recently completed years by (i) Octavian’s Principal Executive Officer and (ii) the two additional most highly compensated executive officers whose total compensation during the year ended December 31, 2007 exceeded US$100,000.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)

Harmen Brenninkmeijer, Chief Executive Officer	2007 2006	$328,464 $352,741	(1)	— —	— —	— —	— —	— —	— —	$365,000 $352,741

Hans Zeidler, Chief Operating Officer	2007 2006	$312,600 $260,450	(2)	— —	— —	— —	— —	— —	— —	$312,600 $260,450

Peter Brenninkmeijer, Chief Financial Officer	2007 2006	$205,665 —	(3)	— —	— —	— —	— —	— —	— —	$205,665 —

(1) Harmen Brenninkmeijer served as the Chief Executive Officer of Octavian on a consulting basis during the years 2006 and 2007. Octavian contracted for his services from Hudson Trading Limited (“Hudson Trading”), a corporation formed under the laws of Cyprus and owned 100 percent by Mr. Harmen Brenninkmeijer. During 2007, Mr. Brenninkmeijer was paid €20,000 per month (US$27,372 based on the 2007 Average Exchange Rate of €1=US$1.3686).

(2) Hans Zeidler served as chief operating officer of Octavian from March 2006 through March 2008 on a consulting basis.  From March 1, 2006 through March 2008, he was paid consulting fees of US$6,050 per month. From January 2007 through April 2007, Octavian contracted for his services from Hudson Trading. From March 2006 through December 2006 and again from May 2007 through March 2008, Mr. Zeidler contracted to Octavian as an independent contractor. Mr. Zeidler resigned as Octavian’s Chief Operating Officer in March 2008, and he no longer provides services to Octavian.

(3) Peter Brenninkmeijer served as the Interim Chief Financial Officer of Octavian from March 2007 through March 2008 on a consulting basis. From March 1, 2007 through June 30, 2007, he was paid total consulting fees of €54,000 (US$73,904.40 based on the 2007 Average Exchange Rate of €1=US$1.3686). From July 1, 2007 through December 31, 2007, he was paid consulting fees of €16,000 per month (US$21,897.60 per month based on the 2007 Average Exchange Rate of €1=US$1.3686). Mr. Peter Brenninkmeijer was appointed Group Financial Director (Chief Financial Officer) of Octavian and became an employee of Octavian in April 2008.

Outstanding Equity Awards at end of Last Fiscal Year

None of the named executive officers of Octavian held any options at December 31, 2007.

Director Compensation

Octavian has historically not paid any of its directors for their services as directors and does not anticipate doing so.

Employment Contracts

Harmen Brenninkmeijer

Mr. Harmen Brenninkmeijer currently is negotiating an employment agreement with Octavian, which we anticipate will be entered into with the Company shortly after the consummation of the Share Exchange. We anticipate that the terms of Mr. Brenninkmeijer’s proposed employment agreement will provide that he will be compensated at an annual salary of US$385,000. Additional terms have not been agreed to by Octavian and Mr. Brenninkmiejer as of the date of this Information Statement. Mr. Brenninkmeijer entered into an Executive Service Agreement (the “Service Agreement”) with Octavian on January 14, 2008, but he never performed any services under the Service Agreement and never was compensated under its terms. The Service Agreement was terminated on May 14, 2008.

Peter Moffitt

Octavian has entered into a Service Agreement with Peter Moffitt which we anticipate will become effective shortly after the consummation of the Share Exchange. We anticipate that the terms of Mr. Moffitt’s proposed employment agreement is expected to provide that he will be compensated at an annual salary of US$375,000. Additional terms have not been agreed to by Octavian and Mr. Moffitt as of the date of this Information Statement.

Peter Brenninkmeijer

Octavian entered into a Statement of Particulars of Employment with Peter Brenninkmeijer effective as of April 2, 2008. Under the terms of his employment agreement, Mr. Peter Brenninkmeijer is employed as the Group Financial Director of Octavian, for which he receives a salary of GBP 150,000 per annum (US$299,055 based on the July 25, 2008 Exchange Rate of GBP=US$1.9937). Mr. Peter Brenninkmeijer also is entitled to receive a discretionary annual bonus based on his performance and the performance of Octavian. Mr. Peter Brenninkmeijer has agreed not to be engaged in any business that is competitive with the business of Octavian, during his employment with Octavian and for two years after the termination of his employment agreement.

Family Relationships

Mr. Harmen Brenninkmeijer, the Octavian chief executive officer, and Mr. Peter Brenninkmeijer, the Octavian chief financial officer, are brothers.

Involvement in Certain Legal Proceedings

Octavian was not a party to any material legal proceedings as of July 31, 2008.

During the past five years, none of our anticipated directors and officers has been involved in a legal proceeding material to an evaluation of the ability or integrity of such person to become an officer or director of the Company, including any bankruptcy or insolvency, criminal or other business, securities, or commodities-related proceeding.

We are not aware of any material legal proceeding to which any anticipated director or officer, any anticipated owner of record or beneficially of more than five percent of the issued and outstanding shares, or any associate of any such proposed director or officer of the Company or owner is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Samdrew IV, Inc. Transactions

On September 21, 2005, the Company issued a four percent (4%) promissory note payable for US$9,985, to Melvin F. Lazar, currently our sole officer, and a director and a principal stockholder of the Company (the “September 2005 Note”). On March 8, 2006, the Company issued a four percent (4%) promissory note payable in the amount of US$5,000 each to Melvin F. Lazar and Kenneth Rind, who is also a director and principal stockholder of the Company (the “March 2006 Notes”). On September 7, 2006, the Company issued a four percent (4%) promissory note payable in the amount of US$3,500 each to Melvin F. Lazar and Kenneth Rind (the “September 2006 Notes”). On March 16, 2007, the Company issued a four percent (4%) promissory note payable in the amount of US$7,500 to each of Melvin F. Lazar and Kenneth Rind (the “March 2007 Notes”). On October 26, 2007, the Company issued an 8.25 percent promissory note to each of Melvin F. Lazar and Kenneth Rind (the “October 2007 Notes” and, together with the September 2005 Note, the March 2006 Notes, the September 2006 Notes, and the March 2007 Notes, the “Notes”). The Notes and all accrued interest mature upon consummation of a business combination with a private company in a reverse merger or reverse takeover transaction or other transaction after which the Company would cease to be a “shell company” (any such transaction being hereinafter referred to as a “Business Combination”), and if a Business Combination is not consummated prior thereto, then the September 2005 Note will mature on August 31, 2010, the March 2006 Notes and the September 2006 Notes will mature on December 31, 2010, the March 2007 Notes will mature on December 31, 2012 and the October 2007 Notes will mature on October 26, 2012. In the event of default under the Notes, Mr. Lazar and Mr. Rind may declare the Notes immediately due and payable. Each of Mr. Lazar and Mr. Rind, in connection with a Business Combination, may decide to capitalize his loan and add it to his capital, or he may decide to forgive the loans in their entirety. Given the small amount of the loans, we do not expect it to be a concern in our ability to complete a Business Combination. It is anticipated that all loans will be converted into equity prior to consummation of the Repurchase. This conversion will increase their equity basis in the 150,000 shares that each of Mr. Lazar and Mr. Rind owns. Each of our two current stockholders will be paid US$50,000 for the 150,000 shares that each of them owns, with their individual gain or loss being adjusted by the additional paid-in capital resulting from the conversion of the outstanding loans to equity.

David Feldman, the former President, Secretary and sole director of the Company, is the managing partner at Feldman Weinstein & Smith LLP, an entity formerly providing legal services to the Company at no cost. The Company recorded the fair value of such legal services to reflect all the costs of doing business in the Company’s financial statements. Mr. Feldman was the sole director of Samdrew from inception until July 2, 2008. He was also President and Secretary from inception to July 2, 2008.  On July 2, 2008, Mr. Feldman’s wife, Barbra Barth Feldman, sold all 300,000 shares of common stock owned by her back to the Company for US$200. On that same day, Mr. Feldman resigned as an officer and director of Samdrew. As a result, as of such date Mr. Feldman has no direct or indirect interest in Samdrew and is not an officer or director thereof, though technically he remains an affiliate thereof for 90 days after his resignation, on July 2, 2008, and could be deemed to be a promoter of Samdrew as a result of the foregoing.  Mr. Feldman’s law firm formerly served as counsel to Samdrew until the date of his resignation, and is assisting, as an accomodation to Octavian, which is contemplating a potential transaction with Samdrew, in Samdrew’s preparation of its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008. Mr. Feldman’s law firm is counsel to Octavian in this proposed transaction and performed no services on behalf of Samdrew in connection with the Share Exchange or other transactions contemplated hereby. Mr. Feldman’s wife continues to own shares, and Mr. Feldman continues as officer and director, in other blank check companies owned with Mr. Lazar and Mr. Rind.

Melvin Lazar, the sole officer and one of the directors of the Company, is affiliated with Lazar Levine & Felix LLP, an entity providing bookkeeping services to the Company.

Octavian International Limited Transactions

AGI

Under the terms of certain agreements expected to be entered into with Austrian Gaming Industries GmbH (“AGI”), Octavian’s largest supplier of gaming supplies, prior to the closing of the Share Exchange, AGI is expected to convert €4 million (US$6,239,068.38 based on the July 31, 2008 Exchange Rate of €1=US$ 1.5598) of accounts payable to it by Octavian into 350 Ordinary Shares of Octavian, representing 35 percent of the outstanding share capital of Octavian.

Additionally, pursuant to these anticipated agreements with AGI, AGI is expected to restructure an additional €8 million (US$12,477,067.30 based on the July 31, 2008 Exchange Rate of €1=US$ 1.5598) of the three-year loan, which will accrue interest at a rate of three month USD LIBOR plus four percent (4%) (capped at a maximum rate of eight percent(8%)) per year, and will be payable in equal monthly installments of €222,222.22 (US$346,622.22 based on the July 31, 2008 Exchange Rate of €1=US$ 1.5598), exclusive of interest, over a period of 36 months. Octavian expects to grant AGI a security interest in all intellectual property rights (including rights in software) in the source and object code for its Accounting, Control, and Progressives product; the Maverick product and any modifications, along with all related materials; and its Maverick games and any modifications (the “IP Rights”). This loan is conditional on eBet (i) receiving repayment from Octavian of its loan to Octavian in the amount of AU$3,889,151 (US$ 3,660,685.17 based on the July 31, 2008 Exchange Rate of AU$1=US$ 0.9413), which is secured by the IP Rights, and (ii) releasing its security interest in the IP Rights.

The agreements with AGI also include an obligation by AGI to invest US$5 million in Octavian. We expect this obligation will be satisfied by AGI’s subscription in the amount of US$5 million in the Private Placement. AGI’s investment is conditioned on third-party investors providing US$15 million in the Private Placement, and AGI will make its investment for the same securities, and on the same terms and conditions, as the investors in the Private Placement.

In addition, AGI is expected to increase its vendor financing to Octavian to €10 million (US$15,596,320.14 based on the July 31, 2008 Exchange Rate of €1=US$ 1.5598) on the day the other agreements with AGI are entered into.

Octavian is a non-exclusive distributor for AGI in various countries in Latin America, and Octavian’s wholly-owned subsidiary Casino & Amusement Technology Supplies is a non-exclusive AGI distributor in Russia and the Commonwealth of Independent States member countries.

PacificNet Inc.

On December 7, 2007, (i) Octavian, Emperor Holdings Limited, a company at that time the sole shareholder of Octavian (“Emperor”) and Emperor’s then sole shareholder, Ziria Enterprises Limited (“Ziria”) (a company which is 100 percent indirectly owned by Harmen Brenninkmeijer, our Chief Executive Officer and a director of the Company), entered into an agreement (the “PacificNet Acquisition Agreement”) with (ii) PacificNet, Inc. (“PacificNet”), a Delaware corporation whose securities are publicly traded in the United States and its wholly-owned subsidiary, PacificNet Games International Corporation, a company organized under the laws of the British Virgin Islands. The terms of the PacificNet Acquisition Agreement provided for the acquisition by PacificNet of all of the outstanding securities of Emperor. This acquisition was completed on January 22, 2008, upon which Emperor became a direct wholly-owned subsidiary of PacificNet and Octavian became an indirect wholly-owned subsidiary of PacificNet. The purchase price payable by PacificNet was (i) up to 2,330,000 shares of PacificNet’s common stock, representing approximately 19.5 percent of PacificNet’s then outstanding shares of common stock and (ii) cash of up to US$18.9 million to be paid upon the completion of certain net profit performance targets (the “Earn-Out Amount”). The shares of PacificNet common stock were required to be placed in escrow at closing were to be released upon the satisfaction of certain requirements under the PacificNet Acquisition Agreement. Additionally, the Earn-Out Amount was to be paid to Octavian over a period of time in installments from 2009 through 2012. In connection with the agreement, Harmen Brenninkmeijer, our Chief Executive Officer and a director of Octavian, was named to the board of directors of PacificNet and entered into an Executive Service Agreement (the “Service Agreement”) with Octavian. Mr. Brenninkmeijer never performed any services under the Service Agreement, and never was compensated Mr. Brenninkmeiejr under the terms of the Executive Service Agreement.

On May 14, 2008, all of the parties to the PacificNet Acquisition Agreement entered into a Deed of Amendment (the “PacificNet Termination Agreement”), pursuant to which the PacificNet Acquisition Agreement and the Service Agreement and all rights and obligations of the parties thereunder were terminated. As a result, neither the remaining consideration shares of PacificNet common stock (being 1.1 million) nor any of the Earn-Out Amount were transferred paid to Ziria, and all shares of Emperor were returned to Ziria and the 1.2 million shares of Pacific Net common stock sent to Ziria were returned to PacificNet. Upon the consummation of this transaction, Emperor was no longer a direct subsidiary of PacificNet, nor was Octavian any longer an indirect subsidiary of PacificNet. Harmen Brenninkmeijer, our Chief Executive Officer and a director of Octavian, resigned from the board of directors of PacificNet on May 21, 2008. PacificNet paid Sterne Agee & Leech, Inc., a company that acted as a consultant to Octavian for the PacificNet Acquisition, 30,000 PacificNet shares. Octavian is obligated to reimburse PacificNet US$49,680 for the issuance of these shares by May 21, 2009.

The following are the terms of the PacificNet Termination Agreement, and Octavian is working with counsel to determine its rights and obligations under these terms:

1.
Octavian agreed to issue to PacificNet or its nominee an amount of shares of capital stock of Octavian equal to five percent (5%) of the outstanding shares of Octavian. Additionally, PacificNet was granted the option to, prior to May 14, 2009 and on only one occasion during such period, purchase additional shares of Octavian stock at a per share purchase price equal to 85 percent of the most recent subscription price per share of Octavian stock paid by third party investors in Octavian up to a number of shares that would result in PacificNet owning five percent (5%) of the Octavian stock issued and outstanding on the date of exercise of the option. PacificNet agreed to issue to Octavian 500,000 shares of PacificNet’s common stock. These shares will be subject to a one-year lock up and sale restriction, any sale of these shares must be communicated to PacificNet in advance, PacificNet has the right of first refusal to arrange buyers for the shares, and PacificNet will be entitled to half of the net gain on any partial sale of PACT shares.

2.	PacificNet and Octavian agreed to use reasonable efforts to formalize the following business opportunities:

•
A non-exclusive distribution agreement and license pursuant to which PacificNet will be appointed as a distributor of Octavian’s products in Macau, provided that eBet would be the only other distributor permitted to distribute Octavian’s products in that territory; and

•	A joint venture relationship relating to the development of future business opportunities in Macau and other territories in Asia.

3.
Octavian agreed to pay PacificNet US$200,000 in consideration for PacificNet’s localization and language translation of Octavian’s products into the Chinese language. Additionally, Octavian agreed to use its reasonable endeavors to meet minimum sales targets from the sale of PacificNet’s machines of: US$4 million during the twelve month period ended mid-year 2009 and US$6 million during the twelve month period ended mid-year 2010. Octavian’s commitment to achieving these targets was agreed to by Octavian undertaking to use its reasonable endeavors to comply. PacificNet agreed to provide all appropriate support to assist Octavian in achieving these goals.

Lilac Advisors, LLC

Lilac Advisors, LLC (“Lilac”) performed consulting services for Octavian in connection with the transaction. Lilac also intends to provide US$100,000 to Octavian, which Octavian will provide to Samdrew in order to effect the Repurchase. Octavian plans to compensate Lilac for the loan by the issuance of ___ Octavian Ordinary Shares.

Additional Related Transactions

Hudson Trading Limited

Harmen Brenninkmeijer has served as the chief executive officer of Octavian on a consulting basis from 2001 through July 31, 2008. Octavian contracted for his services from Hudson Trading Limited (“Hudson Trading”), a corporation formed under the laws of Cyprus and owned 100 percent by Mr. Harmen Brenninkmeijer. Octavian paid Hudson Trading consulting fees of US$352,741 during 2006 and US$365,000 during 2007. From January 2007 through April 2007, Octavian contracted for the services of Hans Zeidler, then Octavian’s chief operating officer, from Hudson Trading. Octavian paid Hudson Trading US$26,050 per month for Mr. Zeidler’s services.

Additional Agreements

Additionally, in connection with the consummation of the Share Exchange, we expect to enter into Indemnification Agreements with each person who becomes one of our directors or officers in connection with the consummation of the Share Exchange, pursuant to which, among other things, we would indemnify such directors and officers to the fullest extent permitted by Delaware law, and provide for advancement of legal expenses under certain circumstances.

We may enter into additional agreements with our directors and officers in connection with the Share Exchange. The terms of any such agreements have not yet been finalized.

By Order of the Board of Directors
August 1, 2008